Shareholder Meeting Results

The Funds Annual Meeting of Shareholders was held on April 27, 2012 to approve or disapprove the following proposals (i) to approve or disapprove the re-election of the Funds Directors; and (ii) to approve or disapprove the ratification of the Funds independent auditor. The proposals were approved as follows:



			Shares		Shares		Shares
			For		Against		Abstained
Proposal (i)
  F.Golden		2,834,670 	808,544 	N/A
  R. Page		2,837,246 	805,968 	N/A
  F. Steingraber	2,841,488 	801,726 	N/A
  D. Tomlin		2,852,019 	791,195 	N/A
Proposal (ii)		3,554,747 	81,693 		6,774